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NOVAMERICAN STEEL INC.
2003 Third Quarter Report
For the nine months ended August 30, 2003

2003 Third Quarter Report

For the nine months ended August 30, 2003

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

Third Quarter Results

        Sales for the third quarter decreased by $3.3 million, or 2.6%, to $123.1 million from $126.5 million for the same period in 2002.

        Sales for the nine months ended August 30, 2003 increased by $22.6 million, or 6.6%, to $366.2 million from $343.6 million for the same period in 2002.

        Tons sold and processed in the third quarter of 2003 decreased by 28,339 tons, or 7.0%, to 378,204 tons from 406,543 tons in the third quarter of 2002.

        Tons sold and processed for the nine months ended August 30, 2003 increased by 39,768 tons, or 3.4%, to 1,209,967 tons from 1,170,199 tons for the same period in 2002.

        The gross margin for the third quarter 2003 decreased to 19.8% from 26.3% for the same period in 2002.

        The gross margin for the nine months ended August 30, 2003 decreased to 19.8% from 24.6% for the same period in 2002.

        Net income for the third quarter decreased by $4.2 million, or 67.1%, to $2.1 million, or $0.22 per share, versus $6.3 million, or $0.65 per share, for the same period in 2002.

        Net income for the nine months ended August 30, 2003 decreased by $7.2 million, or 56.4%, to $5.6 million, or $0.58 per share, versus $12.9 million, or $1.33 per share for the first nine months of 2002.

All dollar amounts are expressed in U.S. dollars.

Operations

        While demand strengthened toward the end of the third quarter, margin pressure in June and July impacted operating results as the Company worked through higher cost inventories.

        Gross margins rose to 19.8% in the third quarter from 19.3% in the second quarter, signaling that the downward trend in gross margins has been reversed.

Outlook

        Flat rolled steel prices have increased and steel mills are currently reporting longer lead times. We believe that demand will remain stable throughout the fourth quarter while gross margins should continue to improve.

D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Québec
September 23, 2003

    The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Novamerican Steel Inc. and Subsidiaries
2003 Third Quarter Report

In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income
and Retained Earnings
(unaudited)

	Three months ended		Nine months ended
	August 30, 2003	August 31, 2002	August 30, 2003	August 31, 2002
	(13 weeks) $	(14 weeks) $	(39 weeks) $	(40 weeks) $
Net sales	123,219	126,503	366,234	343,621
Cost of sales	98,770	93,196	293,833	259,188

Gross margin	24,449	33,307	72,401	84,433

Operating expenses
Plant	7,951	8,852	24,796	24,326
Delivery	4,283	4,230	12,728	12,481
Selling	2,823	3,052	8,557	8,728
Administrative and general	5,343	5,889	15,654	15,671

	20,400	22,023	61,735	61,206

Operating income	4,049	11,284	10,666	23,227

Interest expense	1,211	1,327	3,812	3,834
Share in income of joint ventures	(156)	(212)	(470)	(429)

	1,055	1,115	3,342	3,405

Income before income taxes	2,994	10,169	7,324	19,822
Income taxes	882	3,865	1,716	6,969

Net income	2,112	6,304	5,608	12,853

Basic and diluted income per share	$0.22	$0.65	$0.58	$1.33

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	2,112	6,304	5,608	12,853
Changes in cumulative translation adjustment	(721)	(995)	7,729	844
Change in unrealized loss on interest rate swap, net of deferred taxes	480	(615)	205	(636)

	1,871	4,694	13,542	13,061

Retained earnings
Balance, beginning of period	102,285	85,220	98,789	78,671
Net income	2,112	6,304	5,608	12,853

Balance, end of period	104,397	91,524	104,397	91,524

Tons sold	213,259	223,540	632,237	657,159
Tons processed	164,945	183,003	577,730	513,040

	378,204	406,543	1,209,967	1,170,199

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	August 30, 2003	August 31, 2002	August 30, 2003	August 31, 2002
	(13 weeks) $	(14 weeks) $	(39 weeks) $	(40 weeks) $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,112	6,304	5,608	12,853
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	1,712	1,860	5,068	4,861
Share in income of joint ventures	(156)	(212)	(470)	(429)
Deferred income taxes	144	39	(206)	276
Loss (gain) on disposal of property, plant and equipment	18	(64)	11	(5)
Changes in working capital items
Accounts receivable	6,649	4,655	3,763	(5,609)
Income taxes receivable	743	(5)	(1,453)	292
Inventories	329	(13,005)	6,657	(20,445)
Prepaid expenses and other	585	760	(626)	476
Accounts payable and accrued liabilities	(2,438)	(380)	(8,995)	7,845
Income taxes payable	—	2,307	(3,908)	3,034

Net cash from operating activities	9,698	2,259	5,449	3,149

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisitions	(4,100)	—	(6,378)	(2,088)
Investment in a joint venture	8,640	(550)	8,640	(1,550)
Distribution from a joint venture	—	157	—	157
Additions to property, plant and equipment	(5,676)	(1,489)	(9,932)	(4,070)
Proceeds from disposal of property, plant and equipment	38	3	135	174
Other assets	(1)	(1)	(4)	27

Net cash used for investing activities	(1,099)	(1,880)	(7,539)	(7,350)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(8,067)	(518)	6,149	(2,040)
Proceeds from long-term debt	1,293	226	1,846	4,039
Repayment of long-term debt	(1,602)	(1,725)	(9,547)	(5,234)

Net cash used for financing activities	(8,376)	(2,017)	(1,552)	(3,235)

Effect of exchange rate changes on cash and cash equivalents	7	12	595	21

Net increase (decrease) in cash and cash equivalents	230	(1,626)	(3,047)	(7,415)
Cash and cash equivalents, beginning of period	4,313	4,745	7,590	10,534

Cash and cash equivalents, end of period	4,543	3,119	4,543	3,119

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	817	1,859	3,512	5,406

Income taxes paid	1,199	2,256	6,595	3,968

Consolidated Balance Sheets
(unaudited)

	August 30, 2003	August 31, 2002	November 30, 2002
	$	$	$
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	4,543	3,119	7,590
Accounts receivable	69,214	65,548	67,580
Income taxes receivable	1,596	—	—
Inventories	86,564	89,009	87,672
Prepaid expenses and other	1,442	1,007	784
Deferred income taxes	1,236	110	1,149

	164,595	158,793	164,775
Investments in joint ventures	3,282	11,173	11,451
Property, plant and equipment	95,480	73,624	81,290
Goodwill, net of accumulated amortization	12,629	12,498	12,420
Other assets	1,404	1,919	1,769

	277,390	258,007	271,705

LIABILITIES
Current liabilities
Current portion of long-term debt	6,315	5,017	7,472
Bank indebtedness	10,438	5,197	3,534
Accounts payable and accrued liabilities	58,049	61,699	63,254
Income taxes payable	—	3,018	3,710

	74,802	74,931	77,970
Long-term debt	57,197	61,417	62,067
Fair value of interest rate swap	1,968	2,420	2,289
Deferred income taxes	10,014	6,510	9,512

	143,981	145,278	151,838

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	104,397	91,524	98,789
Accumulated other comprehensive income (loss)	608	(7,199)	(7,326)

	133,409	112,729	119,867

	277,390	258,007	271,705

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Québec
Canada    H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

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2003 Third Quarter Report For the nine months ended August 30, 2003
Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
Consolidated Statements of Cash Flows
Consolidated Balance Sheets